Will H. Cai

+852 3758 1210

wcai@cooley.com

June 6, 2019

Confidential

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	FANGDD NETWORK GROUP LTD. (CIK No. 0001750593)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on April 26, 2019

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 9, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 26, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 and 2019, for the Commission’s confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP LTD. June 6, 2019 Page 2	Privileged & Confidential

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors, page 16

1.    Please revise to expand your risk factor disclosure to include a discussion of the risks associated with the jury trial waiver in your deposit agreement and impacts of the provision on shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 79

2.    Please revise your disclosure to include a discussion of the error you discovered in prior period financial statements and the impact of the error on your results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 83 of the Revised Draft Registration Statement.

2. Summary of Significant Accounting Policies

(b) Restatement of 2016 and 2017 financial statements, page F-14

3.    We note your disclosure related to your restatement of previously issued financial statements to state the value of your Redeemable Convertible Preferred Shares at redemption value. Please provide us with a detailed analysis showing how you came to this determination, how you determined the restatement amounts, and providing reference to the applicable accounting literature.

As disclosed in Note 15 to the consolidated financial statements, the Company has evaluated the conversion and redemption features embedded in the Redeemable Convertible Preferred Shares and determined that they are not required to be bifurcated and accounted for as derivatives, as the economic characteristics and risks of the these embedded features are clearly and closely related to that of the Preferred Shares. In addition, the Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares. The Company has also determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion prices were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP LTD. June 6, 2019 Page 3	Privileged & Confidential

The Company also determines that the Redeemable Convertible Preferred Shares would not be considered a mandatorily redeemable financial instrument under ASC 480-10-20, and ASC 480-10-25-4 through ASC 480-10-25-7 as they embody an unconditional obligation where at any time on or after June 12, 2019 (if there is no Qualified IPO), the preferred shareholders have the right but not the obligation to redeem their shares. As such, the agreement includes a contingent event outside of the Company’s control that could knock out the redemption feature. It does not embody an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur. Therefore, the instruments would be characterized as contingently redeemable. The Redeemable Convertible Preferred Shares does not embody obligations to repurchase (or obligations that are indexed to the repurchase of) an issuer’s equity shares by transferring assets. Also, the Company does not have the right or obligation to settle by issuing a variable number of equity shares. Based on the analysis above, the Company consider the Redeemable Convertible Preferred Shares are outside the scope of ASC 480.

Also, as disclosed in note 15 to the consolidated financial statements, holders of Series A-2 preferred shares and Series B preferred shares have the right to request redemption at any time on or after June 12, 2019 if there is no Qualified IPO while holders of Series C preferred shares have the same right if any redemption is initiated by the holders of Series A-2 preferred shares and Series B preferred shares. Accordingly, the Company considers that the Redeemable Convertible Preferred Shares are redeemable at fixed price (150% of its original issuance price) at the option of the holders (on or after June 12, 2019) or upon the occurrence of an event that is not solely within the control of the Company (Qualified IPO). As such, the Redeemable Convertible Preferred Shares should be classified outside of equity and in temporary equity in accordance with SEC Accounting Series Release No. 268.

Finally, as it is probable that Redeemable Convertible Preferred Shares will become redeemable on or after June 12, 2019 solely due to the passage of time, ASC480-10-S99 states that either of the following measurement methods should be applied consistently:

a.

Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP LTD. June 6, 2019 Page 4	Privileged & Confidential

b.

Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Based on the terms and conditions of the Redeemable Convertible Preferred Shares issued by the Company as disclosed in Note 15 of the consolidated financial statements, their earliest redemption date for is determined to be a fixed date (June 12, 2019) and the redemption value is determined to be a fixed amount (150% of the original issuance price). Accordingly, method a) above as set out in ASC480-10-S99 is considered more appropriate to be applied.

During the process of preparing the 2018 financial statements, the Company discovered that it inadvertently applied the estimated fair value of Redeemable Convertible Preferred Shares at the end of each reporting period as the redemption value in determining the accretion amounts under method a) above. The Company therefore has restated the 2016 and 2017 financial statements to correct the accretion for changes in the redemption value based on the fixed redemption amount (i.e. 150% of the original issuance prices of the respective instruments).

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP LTD. June 6, 2019 Page 5	Privileged & Confidential

9. Equity Method Investments, page F-36

4.    We note from your prior response to our comments and your disclosure that you did not enter into any new sales commitment arrangements with developers in 2018 and that you have revised your strategy and decided not to enter into any new sales commitment arrangements with developers from 2018 onwards. We also note from your disclosure on page F-37 that you injected capital into several equity method investees during 2018 related to your sales commitment arrangements. Please clarify for us the purpose of these equity method investments in 2018 and how they relate to your sales commitment arrangements.

The Company acknowledges that the previous disclosure in F-pages might not have precisely described the change in 2018. In summary, starting from 2018, all new property sales contracts containing Sales Commitment Arrangement with property developers are entered under tri-party agreements pursuant to which those equity method investees, rather than the Company, make the commitment to pay the deposits to and purchase any unsold units of property from the property developers (i.e., Non-Group Commitment Arrangement as defined in note 13(3) to the consolidated financial statements). Such change is primarily driven by the fact that i) the success of the Sales Commitment Arrangement in 2016 and 2017 has attracted other market participants (“Fund Providers”) with extensive knowledge in the real estate market and readily available funds to approach the Company for participating in this proven sales commitment arrangement through setting up limited partnerships to pool the funds altogether; and ii) the Company could, by pooling the funds with the Fund Providers, propose on larger property sales contracts requiring deposits beyond the amount the company believed it was appropriate for it to commit on its own account; and iii) the Company could limit the amount of funds locked-up for a particular project to the extent of its capital injection made into those limited partnerships only. Although the Company no longer enter into any new Sales Commitment Arrangement of which the Company is held responsible for the above deposits payment and property purchases (i.e., Self-Commitment Arrangement as defined in note 13(3) to the consolidated financial statements) since 2018, the Company is still exposed, to the extent of its capital injected into these equity method investees, any downside scenario of the property sales under the Non-Group Commitment Arrangement. During the year ended December 31, 2016, 2017 and 2018, the Company made capital injection into the equity method investees which entered into the tri-party agreements and committed for the deposits payment and property purchases with the property developers under such Non-Group Commitment Arrangement. The Company has revised the footnote disclosures in the F-pages to clarify this point.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP LTD. June 6, 2019 Page 6	Privileged & Confidential

13. Accrued expenses and other payables, page F-40

5.    We note in note (3) to footnote 13 that as part of your sales commitment arrangements, you may enter into collaborative arrangements with independent third parties or equity method investees to fund deposits required under the sales commitment arrangements, and that you share the base commission income and sales incentive income earned with these partners. We also note that your revenues under these contracts with collaborative arrangements were greater in 2018 than in previous years, despite the fact that you did not enter into any sales commitment arrangements in 2018, as disclosed elsewhere. Please tell us how these revenues were generated and if they are only earned under sales commitment arrangements, as your disclosure appears to indicate, or if you enter into collaborative arrangements for purposes other than the sales commitment arrangements.

As discussed in the response to comment #4 above, the Company continued to enter into Non-Group Commitment Arrangement in 2018 and therefore generated commission revenue not only from those outstanding Non-Group Commitment arrangements as at December 31, 2017 but also new contracts entered with the property developers under this type of arrangement in 2018. In addition, although the Company has not entered into new Self-Commitment Arrangement since 2018, the Company still generate revenue in 2018 for those Self-Commitment Arrangements which were outstanding as at December 31, 2017 and were closed during the year. As at December 31, 2018 and March 31, 2019, the Group did not have any outstanding Self-Commitment Arrangements entered with the property developers. The Company did not generate revenue from collaborative arrangements for purposes other than the Sales Commitment Arrangements (including Self-Commitment Arrangements and Non-Group Commitment Arrangements) described in our response above.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP LTD. June 6, 2019 Page 7	Privileged & Confidential

In response to the Staff’s comments#4 and #5 above, the Company has added clarity on the Sales Commitment Arrangement related footnotes through expanded disclosures in note 2(m), note 2(t), note 6, note 13(3), note 20(b) and 21 to the consolidated financial statements.

*            *             *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai +852 3758 1210 wcai@cooley.com

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.

Charlie Kim, Esq., Cooley LLP

Huaxin Wen, Financial Director, Fangdd Network Group Ltd.

John Fung, Partner, KPMG Huazhen LLP

Joe Cheng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com